                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*


                               ImageX.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45244D102
                  ---------------------------------------------
                                 (CUSIP Number)

                                August 26, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10 pages

CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                    907,118
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                              907,118
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                              907,118
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                5.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC

CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       SumAmerica Inc.
       I.R.S. Identification No. 95-4715639
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     907,118
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               907,118
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                               907,118
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                               5.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                       CO

CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SunAmerica Investments, Inc.
       I.R.S. Identification No. 52-1128427
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Georgia
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     907,118
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               907,118
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                               907,118
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                               5.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                               CO

American International Group, Inc. hereby amends Item 4 of the Schedule 13g filed September 7, 1999. including Items 5 through 9 and Item 11 of the cover page to the Schedule 13G so that the Schedule 13G as amended reads in its entirety as follows:
ITEM 1 (a).       NAME OF ISSUER:

                  ImageX.com, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10800 N.E. 8th Street
                  Suite 200
                  Bellevue, Washington 98004

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  SunAmerica Inc.

                  SunAmerica Investments, Inc.


ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  SunAmerica Inc.
                  1 SunAmerica Center
                  Los Angeles, California 90067-6022

                  SunAmerica Investments, Inc.
                  1 SunAmerica Center
                  Los Angeles, California 90067-6022

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share

ITEM 2 (e).       CUSIP NUMBER:  45244D102

ITEM 3.       TYPE OF PERSONS FILING:

                       American International Group, Inc.:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G) promulgated under the Securities Exchange Act of 1934, as amended (the "Act")

                       SunAmerica Inc.:

                       Passive Investor pursuant to Rule 13d-1(c)

                       SunAmerica Investments, Inc.:

                       Passive Investor pursuant to Rule 13d-1(c)

ITEM 4.       OWNERSHIP.

                       Immediately prior to the initial public offering of the Issuer, SunAmerica Investments, Inc., a Georgia corporation ("SAI Investments"), held various classes of the Issuer's preffered stock convertible into an aggregate of 734,393 shares of the Issuer's common stock, par value $.01 per share ("Common Stock"). Upon consu,,ation of the IPO all such preferred stock was converted into Common Stock. In addition, immediately prior to the IPO, SAI Investments held warrants exercisable into 37,725 shares of Common Stock, and SAI Investments continues to hold such warrants SAI Investments purchased an additional 135,000 shares in the initial public offering on August 26, 1999. American International Group, Inc. ("AIG") is the ultimate parent company of SAI Investments. SAI Investments is a wholly-owned subsidiary of SunAmerica Inc. and SunAmerica Inc. is a wholly-owned subsidiary of AIG. All other information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this
                       Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.

ITEM 10.      CERTIFICATION.

                  (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 8, 1999

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          ------------------------------------
                          Name:  Kathleen E. Shannon
                          Title: Vice President and
                                 Secretary


                          SUNAMERICA INC.


                          By /s/ Jay S. Wintrob
                          ------------------------------------
                          Name:  Jay S. Wintrob
                          Title: Vice Chairman


                          SUNAMERICA INVESTMENTS, INC.


                          By /s/ Jay S. Wintrob
                          ------------------------------------
                          Name:  Jay S. Wintrob
                          Title: President

                                  EXHIBIT INDEX



Exhibit 1 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2     Agreement of Joint Filing